Vertex Energy, Inc.	1331 Gemini Suite 103 Houston, TX 77058 toll free: 866.660.8156 direct line: 281-486-4182 fax: 281.754.4185 www.vertexenergy.com

June 16, 2015
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Vertex Energy, Inc. Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-203459)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Vertex Energy, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) permit the withdrawal of its Registration Statement on Form S-3 (the “Form S-3”), including all exhibits thereto (File No. 333-203459), which were filed with the Commission on April 14, 2015.  The Registrant has determined that as of the original filing date of the Form S-3, the Registrant was not eligible to use Form S-3.

The Registrant requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Form S-3 be credited for future use.

No securities have been sold to date in connection with the offering registered on the Form S-3.

Please forward a copy of the order consenting to the withdrawal of the Form S-3 to the undersigned via facsimile at (281) 754-4185 and via mail at Vertex Energy, Inc., 1331 Gemini Suite 103, Houston, Texas 77058, with a copy to David M. Loev of The Loev Law Firm, PC via facsimile at (713) 524-4122.

If you have any questions, please do not hesitate to contact the undersigned at (281) 538-9802 xt. 104 or the Registrant’s counsel, David M. Loev, of The Loev Law Firm, PC at (713) 524-4110.

Very truly yours, /s/ Chris Carlson Chris Carlson Chief Financial Officer